Exhibit 4.1
July 30, 2008
LaSalle Bank National Association
Corporate Trust Administration
135 S. LaSalle St.
Chicago, Illinois 60603
Attn:  Mr. Gregory Malatia
Wells Fargo Bank, National Association
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Re:	Notice of Removal of Rights Agent and Appointment of Successor Rights Agent and
Amendment No. 2 to the Rights Agreement (this “Notice and Amendment”)

Ladies and Gentlemen:
1. Pursuant to Section 21 of the Rights Agreement, dated as of May 10, 2000 and amended December 7, 2004 (the “Rights Agreement”) between Brush Engineered Materials Inc. (the “Company”) and LaSalle Bank N.A., as successor rights agent (the “Rights Agent”), the Company hereby provides notice of the Rights Agent’s removal as rights agent pursuant to the Rights Agreement, which removal shall be effective as of August 11, 2008, and the Rights Agent hereby accepts and agrees to such removal, effective as of August 11, 2008, and waives the time periods, notice and other requirements for removal of the Rights Agent pursuant to the Rights Agreement by its countersignature to this Amendment No. 2 to Rights Agreement in the space provided below.
2. Pursuant to Section 21 of the Rights Agreement, the Company hereby appoints Wells Fargo Bank, National Association (“Wells Fargo”) as successor to the Rights Agent, as rights agent to act as agent for the Company and the holders of Rights (as defined in the Rights Agreement) (who, in accordance with Section 3 of the Rights Agreement will also be, prior to the Distribution Date (as defined in the Rights Agreement) the holders of Common Shares (as defined in the Rights Agreement)) in accordance with the terms and conditions of the Rights Agreement, which appointment will be effective as of August 11, 2008, and Wells Fargo hereby accepts such appointment, also effective as of August 11, 2008 and agrees that it complies with the requirements of the New York Stock Exchange governing transfer agents and registrars, by its countersignature to this Amendment No. 2 to Rights Agreement in the space provided below.
3. Pursuant to Section 27 of the Rights Agreement, the Company, by resolution adopted by its Directors, and the Rights Agent hereby amend the Rights Agreement as follows, and Wells Fargo agrees to be bound thereby:

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1. The Company and Wells Fargo agree that the address and contact information set forth above for Wells Fargo will be the information for Wells Fargo for purposes of Section 26(b) of the Rights Agreement.
2. The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Notice and Amendment, but shall remain in full force and effect.
3. This Notice and Amendment will be deemed to be a contract made under the internal substantive laws of the State of Ohio and for all purposes will be governed by and construed in accordance with the internal substantive laws of such State applicable to contracts to be made and performed entirely within such State.
4. This Notice and Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute but one and the same instrument.
5. Exhibits B and C to the Rights Agreement shall be deemed amended in a manner consistent with this Notice and Amendment.

Very truly yours,

BRUSH ENGINEERED MATERIALS INC.

		By:	/s/ Michael C. Hasychak
		Name:	Michael C. Hasychak
		Title:	Vice President, Treasurer & Secretary

Accepted and agreed to as of the date first written above:		Accepted and agreed to as of the date first written above:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as successor Rights Agent		LASALLE BANK NATIONAL ASSOCIATION

By:	/s/ Tracie Balach	By:	/s/ Gregory Malatia
Name:	Tracie Balach	Name:	Gregory Malatia
Title:	Account Manager	Title:	Vice President, Shareholder Services

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